Mail Stop 7010

July 20, 2005

via U.S. mail and facsimile

Marty R. Kittrell
Chief Financial Officer
Andrew Corporation
10500 W. 153rd Street
Orland Park, Illinois  60462

	Re:	Andrew Corporation
		Form 10-K for the Fiscal Year Ended September 30, 2004
		Filed December 13, 2004
Forms 10-Q for the Fiscal Quarters Ended December 31, 2004 and
March
31, 2005
Form 8-K filed May 3, 2005
		File No. 0-21682

Dear Mr. Kittrell:

      We have reviewed your response letters dated May 24, 2005, June
20, 2005 and June 30, 2005, and have the following additional comments. Where indicated, we think you should revise your document in response to these comments or in future filings, as appropriate.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2004

1.  Summary of Significant Accounting Policies, Revenue
Recognition,
page 32

1. We note your response to comment 2 in our letter dated April
29,
2005. For a typical geolocation products contract, please provide us with the following:
* The details of each deliverable you are providing.
* The accounting literature you are applying to each deliverable, for example, SOP 97-2, SOP 81-1 or EITF 00-21, and your basis as to why the accounting literature is applicable.
* For each product or service provided, your identification of the individual elements of accounting and your basis for this identification, pursuant to paragraph 9 of EITF 00-21 or SOP 97-2, if applicable.
* How you are allocating the arrangement consideration to the different elements of accounting and when you are recognizing revenue for each element.
* If you determine that you have recognized historical revenue incorrectly, a detailed SAB 99 analysis of the quantitative and qualitative factors regarding materiality for each period presented.
This analysis should include the impact to your segments` financial information for each period as well.

Form 10-Q for the Fiscal Quarter Ended December 31, 2004

Note 9.  Contingencies, Warranty Reserve, page 10

2. We note your response to comment 4 in our letter dated April
29,
2005. Based on the facts as you have presented them, the products containing the defective component were sold to the significant customer from January 2003 through December 2004. In addition, you were made aware of the field issues related to your product in November 2004 and began conducting a review of the issues identified in December 2004, which should have been disclosed, at a minimum, in
your Form 10-K for the fiscal year ended September 30, 2004. Finally, you had arrived at a reasonable estimate or range of the loss contingency as of February 8, 2005, the date your Form 10-Q for the quarter ended December 31, 2004 was filed. As such, this contingency appears to be a type one subsequent event requiring the contingency to be reflected in your December 31, 2004 financial statements in accordance with paragraph .03 of AU Section 560, at a minimum.  Therefore, we believe you should do the following:
* Amend your Form 10-K for the fiscal year ended September 30,
2004
to disclose all of the material facts known by you at the time of your filing of the Form 10-K on December 13, 2004 surrounding the field issues that arose from the defective component supplied by you to the significant customer.
* Amend your Forms 10-Q for the quarters ended December 31, 2004 and
March 31, 2005 to accrue for the warranty costs related to the defective component as of December 31, 2004 and to include adequate disclosure of the material facts known by Andrew through the date each form was filed.

Note 13.  Segments, page 12

3. We note your response to comment 3 in our letter dated April
29,
2005, including the information provided under Rule 12b-4. We note that you continue to represent that you only have two operating segments, Wireless Infrastructure and Satellite Communications Group.
From the reports provided, your chief operating decision maker
(CODM)
receives detailed financial information by the following business units:
* Antenna & Cable Products
* Base Station Subsystems
* Network Solutions Group
* Satellite Communications Group
* Wireless Innovations Group
* Worldwide Sales
As such, it is unclear to us how you determined that you only have two operating segments based on the definition of an operating segment per paragraphs 10-15 of SFAS 131. Please provide us with your comprehensive analysis of the factors that define an operating segment. Your analysis should clearly indicate how you determined that your business units are not operating segments.

If after further analysis you determine that your business units for which detailed financial information is provided to your CODM and therefore regularly reviewed are operating segments that are being aggregated in accordance with paragraph 17 of SFAS 131, please provide us with a comprehensive analysis of each of the criteria required to be met for aggregation per paragraph 17 of SFAS 131. This analysis should include the revenues, gross profits, gross profit margins, operating profits, and operating profit margins, along with any other information you believe would be useful, for each of your operating segments for each of the three years ended September 30, 2004 and the 6-month periods ended March 31, 2005 and
2004 to help us understand how these business units are economically similar. Specifically address any differences in the trends these financial indicators depict (e.g., if gross profit margin is decreasing for one business unit and increasing for another).

Form 8-K filed May 3, 2005

4. Comment 15 from our letter dated November 14, 2004 regarding your
Form 10-K for the year ended September 30, 2003 requested that you fully describe the impact of known trends or anticipated trends may have on net sales or revenues or income from continuing operations.
In your response letter dated November 18, 2004, you agreed to revise your future MD&A to address the concerns in our comment. It appears that you have provided discussion and analysis of trends that may have a material impact to your consolidated financial statements in your news release dated April 28, 2005 and your earnings conference call on April 28, 2005 that are either not at all discussed or fully discussed in your MD&A in your Form 10-Q for the quarter ended March
31, 2005. Examples include (a) the impact of copper, your most significant raw material, on your results of operations; (b) the impact of a significant number of new products on your results of operations; and (c) the impact of inventory turns on your cash flows.
Please tell us how you determined you complied with comment 15 from our letter dated November 14, 2004 in your MD&A in Form 10-Q for the quarter ended March 31, 2005.

*    *    *    *

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Tracey Houser at (202) 551-3736, Nathan
Cheney
at (202) 551-3714, or me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.


Sincerely,



Nili Shah
Accounting Branch Chief


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Marty R. Kittrell
Andrew Corporation
July 20, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE